AMO

ADVANCED MEDICAL OPTICS

September 20, 2007

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Mr. Perry J. Hindin, Special Counsel

Re:	Advanced Medical Optics, Inc.
Definitive 14A filed April 17, 2007 (File No. 001-31257)

Dear Mr. Hindin:

Confirming our telephone conversation of September 13, 2007, Advanced Medical Optics, Inc., a Delaware corporation (“AMO”) will respond to the comments in your letter (“Comment Letter”) dated August 21, 2007 to James V. Mazzo, Chairman, President and Chief Executive Officer of AMO on or before October 31, 2007 instead of the original deadline of September 21, 2007. This extension of time will allow us to gather the additional information needed to respond to the Comment Letter and will allow us time to review AMO’s proposed response with the Organization, Compensation and Corporate Governance Committee of AMO’s board of directors.

Thank you for taking the time to speak with me.

Respectfully submitted,

/s/ AIMEE S. WEISNER

Aimee S. Weisner

Executive Vice President, General

Counsel and Secretary

1700 E. St. Andrew Place, Santa Ana, California, USA 92705-4933 Tel: (714) 247-8200